SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of September, 2008

OPTIBASE LTD
(Translation of registrant’s name into English)

2 Gav Yam Center, 7 Shenkar Street, Herzliya 46120, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a copy of the press release First Ever IPTV Services in Sri Lanka with Optibase Advanced Streaming Platforms.

This report is hereby incorporated by reference to the Registration Statements on Form S-8 (File Nos. 333-10840;333-12814;333-13186;333-91650;333-122128;333-137644;333-139688) of the Company.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (Registrant) By: /s/ Amir Philips —————————————— Amir Philips Chief Financial Officer

Date: September 29, 2008

Media Contacts:

Talia Rimon, Director of Corporate Communications, Optibase, Ltd.
+972-9-9709-125
taliar@optibase.com

Investor Relations Contact:
Marybeth Csaby
KCSA Strategic Communications
212-896-1236
mcsaby@kcsa.com

FOR IMMEDIATE RELEASE

First Ever IPTV Services in Sri Lanka
with Optibase Advanced Streaming Platforms
Optibase IPTV Strengthens Its Market Leading Position in Asia

HERZLIYA, Israel, September 29, 2008 – Optibase Ltd. (NASDAQ: OBAS), a leading provider of advanced digital video solutions, announced today that its advanced encoders were selected by UTStarcom (NASDAQ: UTSI), a global leader in IP-based, end-to-end networking solutions and services, as part of an end-to-end integrated IPTV solution to Sri Lanka Telecom.

Sri Lanka Telecom, a tier-one wireline and incumbent operator, providing international and domestic voice, Internet and data services, will use UTStarcom’s RollingStream advanced IPTV solution, which incorporates Optibase’s H.264 streaming platforms, to offer the country’s first ever triple play services.

Optibase’s H.264 Media Gateway (MGW) 5100 encoding platforms, renowned for their top video quality and quick deployment, offer a highly reliable streaming solution.

“Optibase is excited about gaining a stronger foothold in the significant Asian IPTV market through its growing partnership with UTStarcom,” said Udi Shani, EVP Sales at Optibase. “Sri Lanka Telecom’s selection of UTStarcom’s integrated solution based on Optibase Encoders to deliver the country’s first IPTV service is another testament to Optibase’s position as a strong player in the emerging Asian IPTV markets.”

About UTStarcom

UTStarcom is a global leader in IP-based, end-to-end networking solutions and international service and support. The company sells its broadband, wireless, and handset solutions to operators in both emerging and established telecommunications markets around the world. UTStarcom enables its customers to rapidly deploy revenue-generating access services using their existing infrastructure, while providing a migration path to cost-efficient, end-to-end IP networks. Founded in 1991 and headquartered in Alameda, California, the company has research and design operations in the United States, Canada, China, Korea and India. For more information about UTStarcom, visit the company’s Web site at www.utstar.com.

About Optibase

Optibase provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The company’s platforms enable the creation, broadband streaming and playback of high quality digital video.  Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television.  Headquartered in Israel, Optibase operates through its fully owned subsidiary in Mountain View, California and offices in Japan, China, India and Singapore.  Optibase products are marketed in more than 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners.  For further information, please visit: http://www.optibase.com

This press release contains forward-looking statements concerning our marketing and operations plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the video technologies market in general, and the evolving IPTV market in particular, competition, our ability to manage growth and expansion, general economic conditions and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F.  The Company does not undertake any obligation to update forward-looking statements made herein.